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June 1, 2011	Richard Gluckselig
1211 Avenue of the Americas
New York, NY 10036-8704
T +1 212 841 0445 | F +1 646 728 1685
richard.gluckselig@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Susann Reilly

Re:	The Gymboree Corporation

Registration Statement on Form S-4

Filed May 16, 2011

File No. 333-174262

Dear Ms. Reilly:

On behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated May 27, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Registration Statement on Form S-4, filed May 16, 2011 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics, followed by the response of the Company.

1.	We note that you are registering the Exchange Securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Company Response: Concurrent with the filing of this response letter, the Company has sent a supplemental letter, dated June 1, 2011, to the Staff via EDGAR, which states that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon

Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters and includes the representations contained in the Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters.

*     *     *

Please be advised that, in connection with the Comment Letter and the Company’s response thereto, the Company has authorized us to acknowledge on its behalf the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

Shortly after the filing of this response letter, the Company plans on sending an acceleration request, and, accordingly, it would appreciate receiving any additional comments on the Registration Statement or receiving advice that there are no further comments on the Registration Statement as soon as possible.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to the foregoing, please contact the undersigned at (212) 841-0445.

Very truly yours,

/s/ Richard Gluckselig

Richard Gluckselig

Ropes & Gray LLP